SAMSON OIL & GAS ADVISES ON THE GENE #1-22H WELL

Denver 1700 December 6th, 2009, Perth 0800 Monday 7th December 2009

Gene #1-22H (30% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has approved the drilling of the Gene #1-23H well and expects that this well will spud mid January 2010. The well is expected to reach a total depth of 17,000 feet in 28 drilling days.

The well location is immediately west of the Leonard #1-23H.

The well will be drilled as a 5,500 foot horizontal lateral in the middle Bakken Formation and will be cased and sequentially fracture stimulated along the horizontal length. Industry experience using this technology is extensive and routinely executed, with wells in the immediate area producing at initial rates that exceed 2000 BOPD. However, in light of the well construction (being about half the horizontal length), such a rate is not expected for the Gene #1-22H. It would be reasonable to assume that an initial rate of between 300 to 500 BOPD might be achieved.

Leonard #1-23H (10% working interest)

The unit that is being targeted in the Gene #1-22H has proven to be productive in the immediately adjacent Leonard #1-23H well which was successfully re-fracced. This operation was required to use a higher strength proppant which would withstand the fracture closure pressure experienced in the formation. This improved engineering design will be used in the Gene #1-22H well.

Following the fracture stimulation of the Leonard #1-23H and the initial flow back operation, a 2 -7/8 inch tubing string was run and the well placed back into production. The Leonard #1-23H well is flowing without artificial lift and the average rate over the previous 72 hours was:

Oil	305 bopd

Gas	500 mcfpd

Water	140 bwpd

Subsequent Development wells (30% working interest)

The operator of this project has advised Samson that it intends to drill a further two wells following the Gene well in the immediately offsetting acreage which would mean that if these two wells are drilled, Samson would have an interest in four Bakken Formation producers. The working interest in the three 2010 wells would be approximately 30%.Therefore it is presently expected that this activity will substantially increase Samson’s net oil production in an attractive pricing environment.

Corporate

Samson previously advised the market that it was in breach of the loan to value covenant associated with its US$17 million debt facility. This was due to the decrease in commodity prices that were experienced during 2009. As a result of the recent capital raising, Samson’s facility has been reduced to US$13 million and its recent internal reserve determination (as at September 30th) indicated a Proved Developed Producing valuation of US$19 million exceeding the required covenant by approximately 20%. Whilst there has been no formal loan to value test (because the testing was waived until December 30th) Samson is expecting to be in full compliance with the facility covenants as at December 30th when the next test is due to be undertaken.

In addition to reducing the debt facility to be in compliance, Samson has US$5.3 million in cash that will be utilised over the next 24 months to execute its development drilling plan, including the drilling outlined above in the Bakken play along with some low risk exploratory drilling in the Texas Gulf Coast.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson. Samson has the equivalent of 58 million ADRs on issue representing 1,160 million underlying shares, giving the company a market capitalization of approximately US$12 million

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's  periodic filings with the  Securities and Exchange Commission, including Samson’s most recent Annual Report on Form 20-F, a copy of which is available at  www.sec.gov.